HEDGED EQUITY & INCOME FUND

Sub-Item 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of the copies of Forms 3, 4 and 5 furnished to the Fund and representations that no other reports were required to be filed, the Fund believes that, during the past fiscal year, its executive officers, Trustees and 10% shareholders complied with all applicable Section 16(a) filing requirements, except that Mr. Ladner did not timely file one Form 4 relating to a purchase of common shares of the Fund due to an administrative error.